Exhibit 99 ESG RATINGS FY2025 HDFC Bank Limited

NSE Sustainability Ratings & Analytics

HDFC Bank Limited
Financial Services | Private Sector Bank

HDFC Bank Limited

Last Review Date: 8th December 2025

Environment Score	Social Score	Goverance Score
77	**69**	**74**

FY2025	FY2024
ESG Rating **73**	ESG Rating **70**

Rating Category : Leader

HDFC Bank Limited is a leading financial services company headquartered in Mumbai, India. It falls under the Financial Services macro-economic sector. HDFC Bank offers a comprehensive range of products and services including retail banking, wholesale banking, and treasury operations. The bank is renowned for its innovative banking solutions, robust digital banking platform, and extensive ATM network, providing customers with seamless and secure banking experiences.

We have assessed the company across the three pillars – Environment, Social and Governance:


SOCIAL
ENVIORNMENT
GOVERNANCE

NSE Sustainability Ratings & Analytics

ESG Ratings assess how a company manages its material ESG issues, such as climate change, employee and community welfare, diversity, anti-corruption, etc. and how it creates positive outcomes for its stakeholders and society at large. It also evaluates how the company manages and mitigates ESG-related risks through various initiatives and commitments, as well as how it identifies ESG-related opportunities.

We define sector-wise ESG parameters and evaluate a company's performance against those parameters, assigning a rating using a structured scoring framework:

• **Environmental assessment** Environmental Stewardship assesses the company's impact on the natural environment and its efforts towards sustainability. It includes aspects like climate change mitigation, sustainable management of resources and so on.

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HDFC Bank Limited Financial Services | Private Sector Bank • Social impact helps assess how well leadership manages relationships with stakeholders, ensures employee welfare, positively impacts communities, and holds supply chain partners accountable. Businesses are evaluated based on their policies and initiatives around diversity, inclusion, social equity, and ethical conduct. • Effective governance including transparency and disclosures is crucial for ensuring business continuity and minimizing risk. We assess factors such as the independence and diversity of the board, segregation of the roles of CEO and Chairperson, and the composition of auditors, including the balance between audit and non-audit/advisory services.

HDFC Bank Limited Financial Services | Private Sector Bank Environment Weightage 21% Environment Score 77 ESG Ratings—Key Drivers The score of 77 of Environment pillar of HDFC Bank Ltd. is driven by: • The organization’s greenhouse gas emissions from direct operations and energy consumption are below the industry averages with decrease of 45% as compared to previous year • The company’s carbon footprint from Scope 3 emissions is lower than the standard practices • Water intensity performance is low • The energy intensity of the company’s operations is below the benchmarks with decrease of 40% as compared to previous year • Energy consumption from renewable sources is subpar • Waste intensity is well-managed by the company • Waste recycling and recovery fall short when compared with peers The score of 69 of Social pillar of HDFC Bank Ltd. is driven by: • Permanent employees’ health insurance coverage is at par with industry norms • The company has achieved a balanced workforce with a female employee percentage that meets industry standards • The organization is receiving a lower number of grievances from its employees and workersNSE with decrease Sustainabilit of 33% as compared to previous year Ratings & • The company is experiencing higher-than-average turnover among permanent employees with decrease of 16% as compared to previous year • The frequency of customer complaints is higher than the benchmarks with decrease of 16% as compared to previous year • The organization’s domestic procurement rate is higher than industry standards Social Weightage 38% Social Score 69 The score of 74 of Governance pillar of HDFC Bank Ltd. is driven by: • The board composition shows a stronger presence of independent directors than the minimum required by regulations • The company has fulfilled the regulatory requirement for having a sufficient number of women on its board • Percentage of independent directors in Nomination and Remuneration Committee is better than the compliance requirements • The Audit Committee’s independent director representation is better than the statutory guidelines • The composition of the Risk Management Committee is better than the required threshold of independent directors, ensuring regulatory compliance • The percentage of independent directors in the CSR Committee is better than the regulatory requirements Goverance Weightage 41% Goverance Score 74 © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited Financial Services | Private Sector Bank Core ESG Rating Core ESG Rating provides a focused and credible evaluation of a company’s fundamental ESG performance, grounded in third-party assured or audited data, specifically derived from BRSR Core disclosures. This rating emphasizes transparency and reliability by utilizing a curated subset of key ESG indicators that are considered critical for assessing a company’s sustainability profile. These indicators are selected based on their relevance to long-term value creation, regulatory alignment, and stakeholder expectations. The Core ESG Rating serves as a robust benchmark for investors, regulators, and other stakeholders seeking to understand a company’s genuine ESG practices, free from subjective interpretations or unaudited claims. By concentrating on verified data, it ensures consistency, comparability, and accountability across ESG assessments. For FY2025, the company has achieved a core Rating of 73, Comprising an environment score of 67, a Social Score of 69, and a Governance Score of 79 NSE Sustainability Ratings & Analytics © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited Financial Services | Private Sector Bank Material Events On 8th June 2025, HDFC Bank’s CEO faced allegations of financial fraud. A complaint has been filed against him, which the bank has denied as “malicious and baseless”. The allegations are linked to an old loan recovery case involving Splendour Gems Limited. The bank has stated that the complaint is a result of an ongoing dispute between two factions of the Mehta family. On 8th June 2025, Lilavati Kirtilal Mehta Medical Trust accused HDFC Bank and its CEO of loan inconsistencies and bribery. HDFC Bank denied the allegations on June 12, 2025, calling them “malicious and false”. The bank threatened legal action against those making the claims. HDFC Bank urged the public to be cautious of the allegations. On 11 July 2025, RBI imposed a penalty of 4.88 lakh on HDFC Bank for violating foreign investment regulations related to a loan disbursed in 2021. On 12th July 2025, HDFC Bank officials are accused of mis-selling high-risk Credit Suisse AT-1 bonds to high-net-worth individuals in 2021, resulting in losses of 20-25 crore. The bank has not received any summons yet and may face regulatory scrutiny. On 19th September 2025, An audio clip went viral on social media where an HDFC Bank employee, a woman telecaller, was heard using derogatory remarks and mocking a CRPF jawan’s profession during a loan-related conversation. The bank employee allegedly abused and insulted the jawan, prompting widespread outrage on social media HDFC Bank faced backlash on social media and was forced to issue a clarification, with investigations underway to determine the origin of the call and take necessary action against the employee. NSE Sustainability Ratings & Analytics On 29th September 2025, The Dubai Financial Services Authority (DFSA) has restricted HDFC Bank’s DIFC branch from offering services to new customers due to concerns over mis-selling of high-risk bonds. The branch can still serve existing clients, but is barred from advising or promoting products to new ones. HDFC Bank is cooperating with the DFSA to resolve the issues. Source: Exchange Filings/News © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited Financial Services | Private Sector Bank ESG Rating Framework employed by NSE Sustainability Ratings and Analytics Ltd Data Source and Extraction Data has been gathered from a variety of reliable sources, ensuring a well-rounded perspective on a company’s practices. A multifaceted approach has been deployed, incorporating both quantitative and qualitative information to generate a comprehensive assessment of the company’s ESG performance. NSE Sustainability derives data from trusted public sources including but not limited to Annual Reports, ESG Reports, BRSR (Business Responsibility & Sustainability Reports) report, Company Website, News, Stock Exchange Filings. Assigning Weights to Theme Based on Materiality The materiality assessment identifies the most significant ESG themes for the company within its specific industry context. By assigning higher weights to these material themes, we ensure that the aspects with the greatest impact on the company’s sustainability and long-term value receive the most emphasis in the final ESG rating. Weighting Methodology: The findings from the materiality assessment are often presented in a Materiality Matrix. This matrix visually depicts the relative importance of ESG themes based on their environmental, social, and economic impact on the company and its stakeholders. Themes identified NSE as having Sustainability high financial impact and high stakeholder Ratings importance receive & the Analytics highest weightings. Weights are assigned by thoroughly evaluating industry-specific ESG challenges and opportunities. This process ensures that the weighting is accurately refined based on the particular sector’s context. The availability and quality of data for each theme is also considered during the weighting process. Themes with robust and reliable data points receive a higher weighting to ensure the final ESG rating reflects a more accurate picture of the company’s performance Categorization of assessment parameters The assessment parameters are categorised into five criteria designed to understand a company’s ESG performance. These criteria are; 1. Performance :This assesses the company’s actual resuls on a specific ESG metric based on the data points provided. 2. Compliance :This evaluates the company’s adherence to relevant regulations and industry had practices related to the sp-ecfic ESG theme. 3. Policy :This assesses the strength and comprehensiveness of the company’s policies addressing the specific ESG theme 4. Initiatives :This assesses address the ESG theme and achieve its stated goals. specific initiatives the company is undertaking to address the ESG theme and achieve its stated goals. 5. Best Practise :By incorporating these categories, a comprehensive and detailed evaluation of a company’s ESG performance is provided. Each criterion offers a unique perspective, collectively ensuring a balanced and thorough assessment © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited Financial Services | Private Sector Bank Rating Scale The ESG rating methodology utilizes a clear and transparent rating scale to communicate a company’s performance across the Environment, Social, and Governance (ESG) pillars. The ESG rating scale ranges such as to represent the degree of performance on a particular ESG theme. This scale is applied to each assessment parameter within the Environment, Social, and Governance pillars. However, crucially, the benchmarks for achieving a specific score vary depending on the industry a company operates in. This industry-specific approach acknowledges that different industries have inherent differences in their environmental and social impact. For example, the expectations for greenhouse gas emission reduction will be significantly higher for an energy company compared to a software development company. Further, companies are also scored on Environment and Social assessment parameters based on threshold / benchmark which are sector-agnostic making the scores comparable across industries. Quantitative Data and Peer Benchmarks: When dealing with quantitative data points, such as energy consumption or waste generation, we benchmark a company’s performance partly against peers within the basic industry and partly across sectors. If a company performs significantly better than its peers on a specific metric, it will achieve a higher score on the scale for that assessment parameter. Conversely, a company lagging behind the industry peers will receive a lower score Qualitative Data and Transparency of Disclosures: For qualitative data points, the richness and detail of the company’s disclosures play a crucial role in determining the score. It factors initiatives and goals undertaken by the company and their impact. A company that provides a comprehensive and transparent explanation of its policies, initiatives, and their resultant impact will be rewarded with a higher score. On the other hand, companies with vague or limited disclosures will receive a lower score. The process NSE initiates with the Sustainability identification of relevance of each question. Ratings This precise approach & Analytics ensures that each question’s significance is accurately captured and contributes to the overall theme score. By meticulously mapping them and their corresponding weightages, a coherent system is created where the aggregation of theme scores reflects the true importance of each aspect assessed. Rather than assigning weightages at the pillar level, we allow the weightages determined during the materiality mapping phase to flow seamlessly into the broader themes. This method ensures that the granular details of each theme’s impact are preserved in the overall scoring process at the industry level. The theme scores are consolidated into a comprehensive ESG rating. This is achieved by combining the scores of individual themes, which have been carefully assessed and scored based on the company’s disclosures and performance against industry benchmarks. Each theme score is integrated to form a holistic view of the company’s ESG performance ESG landscape is evolving in terms of regulation, measurement standards, boundaries, disclosure level quantity/quality and standardization of parameters disclosed etc. Creating benchmarks or ideal scores using today’s data may not be the best option. As these factors change in the next few years, the scores will undergo change across the board, most likely upwards, without necessarily improvement in the underlying core issues (but due to improvement in awareness/disclosures etc). To provide for that the current ESG rating is deflated by a factor that helps ESG ratings to be a fair representation of the systemic change in the ESG space and comparable over the years. The ESG rating is normalized on a scale of 0 to 100. The ESG rating allows for cross-company and cross- industry comparisons of ESG performance. © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

NSE Sustainability Ratings & Analytics

HDFC Bank Limited
Financial Services | Private Sector Bank

NSE Sustainability ESG Rating Category Classification Table:

Percentile Band	Rating Category	Descriptor
Top 10%	Leader	Demonstrates exceptional ESG maturity with best-in-class practices.
Next 25%	Aspiring	Shows strong ESG commitment with steady progress and solid disclosures.
Next 35%	Adequate	Maintains adequate ESG credentials with modest but positive efforts.
Next 25%	Moderate	Displays basic ESG practices with limited strategic depth.
Bottom 5%	Lagging	Lacks ESG focus and shows weak performance with minimal progress.

The ESG rating is adjusted based on the number, severity and frequency of negative events or allegations related to its ESG practices. The controversy score is used to discount the ESG rating of the company, according to a predefined framework. The higher the controversy score, the greater the discount applied to the raw ESG rating.

The Transition Score captures the sustainability outlook- ESG Rating embeds Transition Score of the companies thus ensuring they are rewarded not only for current ESG performance but also for their transition efforts.

NSE Sustainability Ratings & Analytics

© Copyright 2025 - NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited
Financial Services | Private Sector Bank

Rating Analyst
Ms. Anushka Arukar
Mr. Mohit Singh
Mr. Suhas Shetty
Ms. Divyani Chaudhari

Senior Rating Analyst
Mr. Piyush Palan

Chief Rating Officer
Ms. Snehal Suryawanshi

NSE Sustainability Ratings & Analytics

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For additional details on NSE Sustainability and its ESG ratings, please visit https://www.nse-esgrating.com or you may reach out on esgratings@nse.co.in

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HDFC Bank Limited Financial Services | Private Sector Bank About NSE Sustainability Ratings and Analytics Limited: Environmental, Social and Governance performance of companies to provide ESG ratings and related products to stakeholders for making informed decisions. The comprehensive assessment involves conducting thorough evaluation of corporate sustainability practices, policies and disclosures across relevan sectors and industries. It offers a detailed ESG rating scorecard highlighting the strengths and areas for improvement for all the evaluated entities by NSE Sustainability. NSE Sustainability’s model delivers a thorough and unbiased evaluation of a company’s ESG performance. In addition to ESG ratings services, NSE Sustainability will be actively involved in a range of associated ESG-related activities including but not limited to scoring products, and research activities incidental to ESG ratings.For more information, please visit: https://www.nse-esgrating.com About NSE Indices Limited. NSE Indices Limited,a subsidiary of NSE,provides a variety of indices and index related services for the capital markets. The company focuses on the index as a core product. The company owns and manages a portfolio of indices under the Nifty brand of NSE, including the flagship index, the Nifty 50. Nifty equity indices comprise broad-based benchmark indices, sectoral indices, strategy indices, thematic indices, and customised indices. NSE Indices Limited also maintains fixed income indices based on Government of India securities, corporate bonds, money market instruments and hybrid indices. Many investment products based on Nifty indices have been developed within India and abroad. These include index-based derivatives traded on NSE and NSE International Exchange IFSC Limited (NSE IX) and a number of index funds and exchange traded funds. The flagship ‘Nifty 50’ index is widely tracked and traded as the benchmark for Indian Capital Markets. For more information, please visit: www.niftyindices.com NSE Sustainability Ratings & Analytics © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved

HDFC Bank Limited Financial Services | Private Sector Bank Disclaimer NSE Sustainability Ratings & Analytics Limited ensures accuracy and reliability of the information in this document to the best of its endeavours. However, NSE Sustainability Ratings & Analytics Limited makes no warranty or representation as to the accuracy, completeness or reliability of any of the information contained in the attached document and disclaims any and all liability whatsoever to any person for any damage or loss of any nature arising from or as a result of reliance on any of the information provided in the attached document. This report has been prepared based on information that is publicly disclosed by the company. The availability, scope, and quality of such disclosures vary considerably across entities and has an impact on the company’s rating. Accordingly, the analyses, conclusions, and any comparative assessments contained herein may inherently reflect a bias in favour of entities with more robust disclosure practices. No independent verification of the disclosed data has been undertaken. Therefore, readers are advised to undertake their own diligence and are advised not to solely rely on the information provided in this document. All intellectual property rights in this document and its content and presentation, including but not limited to text, graphics, logos, images and designs are owned by or licensed to NSE Sustainability Ratings & Analytics Limited. NSE Sustainability Ratings & Analytics Limited further clarifies that any intellectual property rights applicable to excerpt of information borrowed from third party /entity vests with such third party/entity and NSE Sustainability Ratings & Analytics Limited disclaims any intellectual property rights in such excerpt of information. The information contained in the attached document is not intended to provide any professional advice., in no event shall NSE Sustainability Ratings & Analytics Limited be liable to any reader(s) for any loss or damage, including without limitation any direct or indirect, special, incidental or consequential damages or any other loss or expenses whatsoever arising out of the use of the Information or its excerpts covered in this document. NSE Sustainability Ratings & Analytics © Copyright 2025—NSE Sustainability Ratings and Analytics Ltd. All Rights Reserved